

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 14, 2006

via U.S. Mail
Dr. John W. Whitney
Chief Executive Officer
Itronics Inc.
6490 S. Mc Carran Blvd., Building C-23
Reno, Nevada 89509

> **Re: Itronics Inc.**
> **Amendment Nos. 3 and 4 to Registration Statement on**
> **Form SB-2**
> **Filed February 6 and 13, 2006**
> **File No. 333-127855**

Dear Dr. Whitney:

We have reviewed your amended filing and have the following comments**.** Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

Risk Factors, page 6

1. Please update the disclosure throughout your registration statement to the most recent practicable date. We note for example, information accompanying the selling stockholder table that references the market price of your common stock as of August 24, 2005.

2. We note the addition of 10,000,000 shares to the registration statement. Inform us of the basis for the addition of such shares.

Certain Relationships and Related Party Transactions, page 37

3. Please revise to disclose whether the transactions entered into with related parties are on the same terms as transactions that would have been entered into with an unaffiliated third-party.

4. Clarify the status of the leasing arrangement entered into by Dr. Whitney in 2003.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gabrielle Malits at (202) 551-3702 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Mellissa Campbell Duru at

(202) 551-3757, Tangela S. Richter, Legal Branch Chief, at (202) 551-3685, or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

        cc: via facsimile
                 Eric Pinero, Esq.
                 Sichenzia Ross Friedman Ference LLP
                 (212) 930-9725